Exhibit 99.1

Paul-Son Gaming Corporation (Nasdaq: PSON)

Gérard Charlier, Chief Executive Officer at 702/384-2425 or

John Foley, Foley/Freisleben LLC at 213/955-0020

PAUL-SON GAMING REPORTS RESULTS FOR THE THIRD QUARTER AND NINE
MONTHS ENDED SEPTEMBER 30, 2003

LAS VEGAS, NEVADA (NOVEMBER 14, 2003) – Paul-Son Gaming Corporation (Nasdaq: PSON), a leading manufacturer and supplier of casino table game equipment, today announced results for the third quarter and nine months ended September 30, 2003 and filed its Form 10-Q for the quarter.

Net loss for the company’s third quarter was $701,000 equal to $(0.09) per basic and diluted share on approximately 7,595,000 weighted average basic shares outstanding (approximately 7,636,000 diluted), compared to a net loss of  $564,000, or $(0.12) per basic and diluted share on 4,221,000 weighted average shares outstanding in the third quarter of 2002.

Third quarter revenues increased to $7.1 million, an increase of $3.0 million, or 73.2%, from $4.1 million in the same period a year ago.

For the nine months ended September 30, 2003, net loss totaled $104,000, equal to $(0.01) per basic and diluted share on approximately 7,595,000 weighted average shares outstanding (approximately 7,636,000 diluted) compared to a net loss of $1.1 million, or $(0.26) per basic and diluted share on fewer shares outstanding in the year prior.  Revenues totaled $25.3 million for the nine months ended September 30, 2003, compared with $13.2 million recorded in the corresponding nine months of 2002.

Gérard P. Charlier, President and Chief Executive Officer, noted that financial results for the two periods are not comparable. As a result of Paul-Son Gaming’s business combination with Etablissements Bourgogne et

PAUL-SON GAMING THIRD QUARTER 2003/2-2-2-2

Grasset (“B&G”) and its subsidiary, the Bud Jones Company, the company’s size and structure underwent substantial changes. The combination was accounted for as a purchase transaction and also, under accounting rules, as a “reverse acquisition” because B&G’s former shareholders now own a majority of the company’s outstanding shares.  As the acquirer, B&G’s historical financial statements have become those of the combined company.  Paul-Son’s financial results are only included in the statements of the combined company from September 12, 2002 when the purchase transaction was completed.  Thus, results for the three and nine months ended September 30, 2002 are solely those of B&G and are not directly comparable with those of the combined company, except for the period between September 12, 2002 and September 30, 2002, which included Paul-Son and its pre-combination subsidiaries.

“This quarter, we did not experience the benefit of two large casino openings that we had in the second quarter of $3.1 million, but we are still hopeful that the 2003 fourth quarter will result in higher revenues than the 2003 third quarter revenues,” commented Mr. Charlier.  “I am pleased with the overall progress we made. Sales revenue usually declines somewhat in the third quarter as a substantial part of Europe is on holiday for a large part of the month of August. Additionally, B&G had a sale to a casino in Switzerland for approximately $400,000 that shipped on the last day of the quarter; the revenue of which will be recognized in the fourth quarter.”

Significantly higher revenues in the third quarter and first nine months of 2003 primarily reflected the inclusion of Paul-Son’s revenues with those of B&G, as compared with B&G’s alone for the majority of the prior year periods.  For the year, revenues benefited from two substantial orders, including $1.2 million for a new casino opening in the U.S. and $1.9 million to a casino customer in Asia. The third quarter of 2003 had no casino openings.  As an offsetting factor, B&G experienced a reduction in European sales in comparison with prior year results due to the unusual spike in prior year sales resulting from the now completed conversion to Euro denominated chips by casino customers in Europe.

Cost of revenues for the third quarter of 2003 were $4.9 million or 69.4% of revenues, compared to $2.8 million or 67.7% for the same period in 2002. The lower sales volume for the quarter did not fully absorb the fixed costs for the quarter. However, on a year to date basis, the company’s cost of revenue is still less than that of 2002. Cost of revenue for the nine months ended September 30, 2003 was 64.3% of revenues compared to 67.1% for the same period in 2002.

Gross profits recorded for the year-to-date represented a $4.7 million year-over-year increase, and gross margins rose to 35.7% for the nine months ended September 30, 2003 from 32.9% in the same period last year.  The improvement reflected the significantly higher level of revenues, lower cost of revenues as a percentage of total revenues and increases in sales prices and elimination of certain discounts.

Third quarter operating expenses (including product development, sales, marketing, depreciation, amortization and general and administrative costs) totaled $3.3 million, an increase of $1.1 million from $2.1 million a year ago.  As a percentage of revenues, operating expenses for the first three quarters of 2003 decreased to 37.4% from 39.6%. This decrease represents the continued efficiencies realized in the business combination of last year.

PAUL-SON GAMING THIRD QUARTER 2003/3-3-3-3

Paul-Son manufactures and supplies casino chips, table layouts, playing cards, dice, gaming furniture, table accessories and other products that are used with casino table games such as blackjack, poker, baccarat, craps and roulette.  Paul-Son isheadquartered in Las Vegas, Nevada, with offices in Beaune, France; San Luis, Mexico; Atlantic City, New Jersey and Kansas City, Kansas. Paul-Son sells its casino products directly to licensed casinos throughout the world.

This press release may contain certain forward-looking statements that are subject to risks and uncertainties. Paul-Son’s expectations regarding higher revenues in the fourth quarter and efficiencies resulting from the combination with B&G and the merger of its two subsidiaries may not be met. Factors that could cause actual results to vary materially from these forward-looking statements include unexpected costs or difficulties in consolidating the operations of the companies.  Additional information concerning factors and risks that could affect these statements and Paul-Son’s financial condition and results of operations are included in Paul-Son’s Form 10-Q for the quarter ended September 30, 2003; and Paul-Son’s Forms 10-K for the year ended December 31, 2002.

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PAUL-SON GAMING CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(dollars in thousands)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2003	2002	2003	2002
Revenues	$7,128	$4,115	$25,259	$13,154
Cost of revenues	4,949	2,787	16,235	8,823
Gross profit	2,179	1,328	9,024	4,331

Product development	24	40	93	95
Marketing and sales	904	627	2,306	1,752
Depreciation and amortization	660	299	1,690	951
General and administrative	1,717	1,212	5,369	2,415

Loss from operations	(1,126)	(850)	(434)	(882)
Other income (expense)	88	54	90	(58)
Interest expense	(71)	(46)	(207)	(129)
Loss before income taxes	(1,109)	(842)	(551)	(1,069)
Income tax benefit (expense)	408	278	447	(39)
Net loss	$(701)	$(564)	$(104)	$(1,108)
Net loss per share:
Basic	$(0.09)	$(0.12)	$(0.01)	$(0.26)
Diluted	$(0.09)	$(0.12)	$(0.01)	$(0.26)

PAUL-SON GAMING CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(dollars in thousands)

	SEPTEMBER 30, 2003	DECEMBER 31, 2002
ASSETS
Current Assets:
Cash and cash equivalents	$3,176	$2,333
Marketable securities	2,331	1,329
Accounts receivables, less allowance for doubtful accounts of $396 and $390, respectively	2,508	3,814
Inventories, less inventory valuation reserves of $1,115 and $1,053, respectively	6,140	5,704
Prepaid expenses	522	531
Income tax receivable	—	846
Deferred tax asset	243	—
Other current assets	443	355
Total current assets	15,363	14,912
Property and equipment, net	8,758	9,500
Goodwill, net	1,374	1,374
Other intangibles, net	1,977	2,223
Other assets, net	193	148
Total Assets	$27,665	$28,157
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt	$898	$621
Accounts payable	1,955	3,676
Accrued expenses	2,681	1,946
Customer deposits	1,897	2,176
Taxes payable	160	47
Other current liabilities	534	206
Total current liabilities	8,125	8,672
Long term debt, less current maturities	3,223	3,576
Deferred tax liability	199	431
Total liabilities	11,547	12,679
Commitments and contingencies
Stockholders’ Equity:
Preferred stock, authorized 10,000,000 shares, $.01 par value, none issued and outstanding	—	—
Common stock, authorized 30,000,000 shares, $.01 par value, issued: 7,594,900 shares	76	76
Additional paid-in capital	14,253	14,253
Treasury stock, at cost; 27,293 shares	(196)	(196)
Retained earnings	1,274	1,378
Accumulated other comprehensive gain (loss)	711	(33)
Total stockholders’ equity	16,118	15,478
Total Liabilities and Stockholders’ Equity	$27,665	$28,157